This Amendment No. 4 to Application consists of 48 pages.

As filed with the Securities and Exchange Commission on February 19, 2009

File No. 813-248

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT

TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY

ACT OF 1940

P.E. PARTNERS III, LLC

VP FUND INVESTMENTS 2004, LLC

VP FUND INVESTMENTS 2006, LLC

VP FUND INVESTMENTS 2008, LLC

LATHAM & WATKINS LLP

355 South Grand Avenue

Los Angeles, California 90071

Communications, Notice and Order to:

Barton B. Clark, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

Scott P. Klein, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

P.E. PARTNERS III, LLC

VP FUND INVESTMENTS

2004, LLC

VP FUND INVESTMENTS

2006, LLC

VP FUND INVESTMENTS

2008, LLC

LATHAM & WATKINS LLP

355 South Grand Avenue

Los Angeles, California 90071

File No. 813-248

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SUMMARY OF AMENDMENT NO. 4 TO APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission (“Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application. The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

The Applicants hereby amend and restate Amendment No. 3 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, filed by certain of the Applicants with the Commission on October 19, 2004. This Amendment No. 4 includes Latham & Watkins LLP as an Applicant, together with each existing Investment Fund (as defined below), and makes certain additional changes to Applicants’ prior Amendment No. 3 to Application.

THE APPLICANTS

The “Applicants” include the following: P.E. Partners III, LLC, a Delaware limited liability company (the “Fund”), VP Fund Investments 2004, LLC, VP Fund Investments 2006, LLC, VP Fund Investments 2008, LLC and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and hence to the same class of investors as those investing in the Fund, and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (together, the Fund and the Subsequent Funds are sometimes referred to herein collectively as the “Investment Funds”), as well as Latham & Watkins

LLP, a Delaware limited liability partnership (“L&W”), for itself and for each L&W Entity (as defined below). Each Investment Fund is relying on rule 6b-1 under the 1940 Act pending the order applied for hereby.

L&W is owned exclusively by its partners. L&W, together with its affiliated law partnerships, is an international law firm with offices in more than 25 cities around the world. The firm is a full-service business law firm, representing some of the world’s largest corporations as well as a wide array of businesses, associations, government agencies and individuals.

THE INVESTMENT FUNDS

General. The Fund is a Delaware limited liability company formed pursuant to a limited liability company agreement as described herein (the “Initial Fund Agreement”). Each of VP Fund Investments 2004, LLC, VP Fund Investments 2006, LLC and VP Fund Investments 2008, LLC is a Delaware limited liability company, and the Applicants anticipate that each other Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single fund to function as if it were several successive funds for ease of administration. The organizational documents for any Subsequent Funds (together with the Initial Fund Agreement, the “Investment Fund Agreements”), will be substantially similar in all material respects to the Initial Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund, or to the exercise of control over a Subsequent

Fund by L&W, and for any operational differences related to the form of organization of a Subsequent Fund, including the administrative features referred to above, and differences arising from the fact that the categories of Eligible Investors (as defined below) to whom Subsequent Funds may be offered may be broader than the categories of Eligible Investors to whom the Fund was offered.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to (1) L&W, (2) any entity controlling, controlled by, or under common control with L&W, including any related law partnership affiliated with L&W (each an “L&W Entity”) or (3) persons (each an “Eligible Investor” and collectively the “Eligible Investors”) who meet the following criteria: (a) current or former partners of, or lawyers employed by, or key administrative employees of, L&W or an L&W Entity (“Eligible Employees”),1 the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships (“Immediate Family Members”), and trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members (“Eligible Trusts”); and (b) who are (i) “accredited investors” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), or, in the case of Eligible Trusts, a trust, entity or arrangement

[1]	Any such former partners, lawyers or employees will at the time of first becoming a Member have a sufficiently close nexus with L&W to preserve the community of interest between such Eligible Investors and L&W.

for which an Eligible Employee is a settlor and principal investment decision-maker,2 and (ii) sophisticated in investment matters. Any L&W Entity that acquires Interests in an Investment Fund will be an accredited investor.

The Fund has been established to enable Eligible Investors to participate in certain investment opportunities that come to the attention of L&W or the Managing Members (as defined below) of the Fund. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will limit Investments in publicly offered registered investment companies to the limitations set forth in Section 12(d)(1) of the 1940 Act, including the limitation that the Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund (each a “Member,” and collectively, the “Members”) to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.

[2]

If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to “settlor” shall be construed to mean a person who created the vehicle or arrangement, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to “trustee” shall be construed to mean a person who performs functions similar to those of a trustee.

Applicants submit that a substantial community of interest exists among L&W and the Members of each existing Investment Fund, given the purposes and operations of the Investment Funds and the nature of the Eligible Investors actually participating in such funds. In particular, substantially all of the Members of each existing Investment Fund are partners and former partners of L&W, or Eligible Trusts of such partners. In excess of 20% of all partners of L&W at the time of formation of each existing Investment Fund have participated in such Investment Fund.3 The significant overlap between the overall ownership of L&W (a law firm organized as a limited liability partnership and owned solely by its partners) and the Members of such Investment Funds provides a substantial incentive for the Managing Members or L&W to act in the interest of all Members with respect to such Investment Funds. The Investment Funds are organized to provide a benefit for Eligible Investors, in particular partners of L&W, by providing the opportunity to participate in certain investment opportunities, which would in all likelihood be unavailable to such investors acting individually.4 Applicants submit that a substantial community of interest will likewise exist between L&W and the Members of any future Investment Funds. L&W will “control” (as defined in Section 2(a)(9) of the 1940 Act) any Subsequent Fund organized after the date hereof, determined without regard for the level of ownership by L&W in such Subsequent Fund.

[3]

Each existing Investment Fund is closed to new investors, except that VP Fund Investments 2008, LLC may admit additional existing partners and their Eligible Trusts. The Applicants do not have any current intent to offer interests in any other Investment Funds within the next six months.

[4]

The Investment Funds are not organized to provide a benefit in the form of any particular level of investment returns to their respective Members. To the contrary, no assurance has, can or will be given to any Eligible Investor as to any investment results from any Investment Fund.

Some of the investment opportunities for an Investment Fund may involve parties for which L&W was, is or will be retained to act as legal counsel, and L&W may be paid by such parties for legal services and for related disbursements and charges. These amounts paid to L&W will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests. As described below, L&W may be reimbursed by an Investment Fund for direct costs of disbursements and expenses that it incurs on behalf of an Investment Fund, as well as for a portion of the salary and fringe benefits paid to the Administrator (as hereinafter defined).

Each Member will commit to contribute a fixed amount of capital as the capital of an Investment Fund (the “Capital Commitment”). Each such Member shall make one or more capital contributions with respect to such Capital Commitment, in one or more installments, in accordance with a contribution schedule or upon written notice as provided in the applicable Investment Fund Agreement, to fund Investments that have been selected in the manner described below. Prospective Investments with respect to such Capital Commitments must be made within the period specified in the Investment Fund Agreement.

No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been approved by the Managing Members of such Investment Fund, representing the action of at least a majority vote of the Managing Members of such Investment Fund. No Member will make or have the right to make an individual investment decision with respect to any Investment made by the Investment Fund or any Series thereof. In the event an Investment is so selected, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member’s capital commitment (or, in the case of a Series, each Member’s capital commitment attributable to such Series). No single Investment will, at the time such Investment is made, account for more than 40 percent of the capital commitments of the Investment Fund (or Series thereof).

An Investment Fund will be managed by its Managing Members.5 The Managing Members of an Investment Fund will consist of two or more current or former senior partners of L&W, each of whom is a Member of the Investment Fund and serves as a managing member or member of the management committee of the Investment Fund (collectively the “Managing Members”). For each existing Investment Fund, the Managing Members may be elected and removed by vote of a majority in interest of the Members. An Investment Fund Agreement may in future impose additional restrictions on the eligibility, election or removal of the Managing Members (e.g. authorizing L&W to appoint and remove Managing Members).

An Investment Fund will have an administrator (the “Administrator”) who may be an employee of L&W and who will in no event be a Member in the Investment Fund unless qualified as an Eligible Investor. The Administrator will not recommend Investments or exercise investment discretion. The only functions of the Administrator will be ministerial.

[5]

Under the Investment Fund Agreements, the Members (including the Managing Members), L&W, their affiliates and other specified related persons are entitled to exculpation and indemnification from each Investment Fund and its Members to the extent permitted under applicable law, including the 1940 Act.

The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in an Investment Fund. The terms of the Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

L&W anticipates establishing Subsequent Funds in the future. However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments, or will have different investment objectives.6 As used herein, the terms “Members,” “Managing Members,” and “Administrator” include the members, managers or other governing body, as well as any administrator, of Subsequent Funds. Other than the investment objectives, strategies, categories of offerees and/or form of organization (including with respect to control exercised by L&W in respect of Subsequent Funds organized hereafter), Subsequent Funds will be substantially similar in form and operation to the Fund.

[6]	Each of the Fund, VP Fund Investments 2004, LLC and VP Fund Investments 2006, LLC have substantially fully committed their available funds to Investments.

Specifics on “Eligible Investors.” Interests in any Investment Fund will be offered only to L&W, L&W Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Employees, Immediate Family Members, and Eligible Trusts. An Eligible Employee or Immediate Family Member must meet the standards of an accredited investor set forth in Rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act, and an Eligible Trust must be an accredited investor under Rule 501(a) of Regulation D (each, an “Accredited Investor”) or otherwise qualified as described above, and such person must have sufficient knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risk of an investment in the Investment Fund (or any Series thereof), and be able to bear the economic risk of such investment and to afford a complete loss of such investment. A Member may make an additional Capital Commitment to the Investment Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made. In addition, the Managing Members may impose more restrictive suitability standards with respect to any Investment Fund in their sole discretion.

Applicants believe that substantially all of the present and former partners and a small percentage of the total employees of L&W currently qualify as Eligible Investors. Such Eligible Investors have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto. Many Eligible Investors have had substantial experience acting as legal counsel in one or more of the foregoing businesses, and in order to invest in Interests such investors must meet the criteria set forth in the preceding paragraph. As a result, each Eligible Investor will be able to make the investment decision to purchase Interests of an Investment Fund (or any Series thereof) on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the Managing Members and the Administrator so as to obtain any information necessary for an Eligible Investor’s decision as to whether to participate in an Investment Fund. Interests will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D. No fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

Specifics on Fund Operations. A Capital Commitment by a Member must be paid, in one or more installments in accordance with a contribution schedule or upon written notice, as provided in the applicable Investment Fund Agreement, to fund Investments selected by the Managing Members. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their capital commitments, an Investment Fund Agreement may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments will be non-recourse to the

Members, but may be secured by a pledge of the Members’ respective capital accounts and unfunded capital commitments. An Investment Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make an additional Capital Commitment only if he or she is an Eligible Investor at the time such additional Capital Commitment is made. If L&W or an L&W Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest at a rate that is permissible under applicable banking or tax regulations, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis.

Members will not be entitled to redeem their respective interests in an Investment Fund. A Member will be permitted to transfer his or her interest only with the express consent of the Managing Members, which may be withheld in the sole and absolute discretion of the Managing Members and then only to an L&W Entity or an Eligible Investor. A Member will not be permitted to withdraw from an Investment Fund except with the consent of the Managing Members (which may be withheld in their sole and absolute discretion.) A Member will not be subject to removal except for good cause as determined by the Managing Members, or if the Managing Members, in their sole discretion, deem such withdrawal to be in the best interest of the Investment Fund.

The Managing Members do not currently intend to require any Member to withdraw. The following circumstances, among others, could warrant the withdrawal of a Member: if a Member ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in the Investment Fund, adverse tax consequences were to inure to the Investment Fund were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations. In addition, a Member may have its interest redeemed due to its failure to make a capital contribution or other required payments. Such a defaulting Member will be subject to the potential remedies set forth in the applicable Investment Fund Agreement, pursuant to which a defaulting Member may be sued to recover the defaulted contributions together with a specified interest rate thereon, bought out on disadvantageous terms or have its interest reduced, as determined by the Managing Members. In addition, the non-defaulting Members may be required to make additional capital contributions in respect of the shortfall caused by the defaulting Member. Advances in respect of a defaulting Member may be treated as loans to such Member at the interest rate provided in the Investment Fund Agreement. The Applicants submit that such remedies and procedures are appropriate in furtherance of the efficient operation of the Investment Funds and thus in the interest of all Members.

If a Member is permitted to withdraw or is removed, the Investment Fund will make a distribution in kind to the withdrawing Member or such Member will otherwise be paid his or her pro rata portion of such Member’s Interest in the Investment Fund in an amount equal to the balance of such Member’s Capital Account (as defined below). If a Member ceases to be a partner, lawyer/employee or administrator of L&W, such Member will continue to be a Member of the Investment Fund, although with the consent of the Managing Members such Member may be permitted to assign the unfunded portion of his or her Capital Commitment to other Eligible Investors or receive a distribution in kind or otherwise be paid his or her pro rata portion of his or her interest in the Investment Fund, as determined by the Managing Members to be fair and reasonable in the circumstances, in accordance with the valuation methods set forth herein.

In the event of the death of a Member, such Member’s estate will succeed to the economic attributes of the deceased Member’s interest in the Investment Fund, but will not be admitted as a substitute Member unless the Managing Members consent to such admission (which consent may be withheld in their sole and absolute discretion).

The Managing Members will have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to its Members. Such policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities, to the Members.

The value of the Members’ Capital Accounts will be determined at such times as the Managing Members deem appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end. The Managing Members will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of the Investment Fund; valuation of a Member’s interest at other times remains the responsibility of the individual Member. The Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members, in accordance with the Investment Fund Agreement. Each Member will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in the Investment Fund.

The Managing Members will value the assets held in a Member’s capital account at the current market price (closing price) in the case of marketable securities. Private placements will be valued in accordance with the values provided by the issuers or vehicles in which an Investment Fund invests. All other securities will be valued at the lower of cost or book value. The foregoing valuation method is applicable in each instance in which a value is assigned to interests in the Investment Fund.

Administration of each Investment Fund will be vested in the Managing Members, with ministerial actions performed by the Administrator.

Each Investment Fund will generally bear its own expenses. L&W may be reimbursed by an Investment Fund, in various forms, for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative and overhead expenses. In addition, L&W may allocate to an Investment Fund any out-of-pocket expenses specifically attributable to the organization and operation of that Investment Fund. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. In addition, an Investment Fund will pay L&W for the time spent by Managing Members in discharging their duties, as managers of the Investment Fund, at rates not more than the rates charged to clients of L&W for services of such partners, and L&W will be reimbursed for a portion of the salary and fringe benefits paid by L&W to the Administrator. In no event will an Investment Fund pay L&W for legal services that L&W might render to a portfolio company of that Investment Fund. There also will be no allocation of any of L&W’s operating expenses to an Investment Fund.

No separate management fee will be charged to an Investment Fund by the Managing Members or the Administrator, and no compensation will be paid by an Investment Fund or its Members currently employed by any L&W Entity to the Managing Members or the Administrator for their services in such capacity, except to the extent provided above. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

The Managing Members may, however, impose a fixed fee or management fee, in each case not to exceed one percent of the value of the Interest held by any Member in any Investment Fund. Such a fee will be charged only to a person who becomes a former partner or employee of any L&W Entity and any Eligible Trusts associated with that Member. The Managing Members will manage the Investment Funds primarily as a benefit to current partners and eligible employees of the L&W Entities, and the Managing Members or Administrator may charge the fixed fee or a management fee to former partners or employees and their respective Eligible Trusts so that these persons bear their fair share of the costs of managing the Investment Funds in which they invest.

Each Investment Fund will operate as a non-diversified, closed-end, management investment company within the meaning of the 1940 Act. The Managing Members will consider whether they or any other person involved in the operation of an Investment Fund is required to register under the Investment Advisers Act of 1940, as amended.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private equity funds, private placements, bankrupt entities, real estate and other similar situations, and may include both put and call options or warrants. In addition, certain Investments may involve quantitative or alternative investment strategies such as risk arbitrage, including, for example, convertible securities arbitrage. Certain Investments may involve investments in equity interests in one or more of the following: foreign currency securities, securities representing oil and gas and other mineral interests, precious metals securities, the securities of foreign issuers and real estate securities.

It is anticipated that capital will be contributed to each Investment Fund either upon written notice or on a regular, monthly basis in anticipation of the funding of Investments.7 Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in: (i) United States government obligations with maturities of not longer than one year and one day, (ii) commercial paper with maturities not longer than six months and one day and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization equal to one of the two highest ratings categories assigned by such organization, (iii) any money market fund or (iv) interest-bearing bank accounts (collectively, “Temporary Investments”).

The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, L&W or the Managing Members, including opportunities in which L&W (including Members of the Investment Funds) may invest for their own respective accounts or as to which L&W acts as legal counsel to the issuer, underwriter, placement agent and/or investment adviser.

Certain Investments will be long-term private Investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions. Thus, the capital will be withdrawn from the partnership or limited

[7]

As a matter of convenience for Members that are L&W partners, the Investment Fund may satisfy capital contribution obligations of such Members by obtaining payment directly from the L&W partnership draws of such Members. Under the Investment Fund Agreements, L&W is authorized to make such payments directly to the applicable Investment Fund.

liability company if a decision to terminate the Investment is made and such withdrawal is permitted. If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable. Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value or may be distributed in kind, if in accordance with all applicable state and Federal securities laws.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with its Investment Fund Agreement. Each Member of the Investment Fund will have a separate capital account (a “Capital Account”) with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the sum of all the capital contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the Investment Fund Agreement. In the event that the Managing Members determine, in their sole and absolute discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Managing Members may be authorized or directed to make such modification.

The Managing Members are authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a redeemed Interest in the Investment Fund. The Managing Members may, in their sole and absolute discretion, determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, in accordance with applicable Delaware law (including Section 18-303 of the Delaware Limited Liability Company Act), the capital account balances of the Members shall not be reduced below zero.

Each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund may contain financial statements. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, as soon as practicable after the end of each tax year of the Investment Fund, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for federal income tax purposes, resulting from the operation of the Investment Fund during that year.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company to adopt a written code of ethics and to monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for: an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

Section 17(a)

Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund: (1) to invest in companies, partnerships or other investment vehicles offered, sponsored or managed by L&W or any affiliated person as defined in Section 2(a)(3) of the 1940 Act (“affiliated person”) thereof; (2) to invest in securities of issuers for which (or for affiliates of which) L&W or any affiliated person thereof may perform or have performed legal services and from which they may have received fees; (3) to purchase interests in any company or other investment vehicle: (i) in which L&W or its partners or employees own 5% or more of the voting securities; or (ii) that is otherwise an affiliated person of the Investment Fund or L&W; (4) to participate as a selling security-holder in a public offering in which L&W or any affiliated person thereof acts as or represents as counsel a member of the selling group or the issuer or underwriter of such securities; (5) to purchase, from L&W or any affiliated person thereof, securities or interests in properties previously acquired for the account of L&W or any affiliated person thereof; and (6) to sell, to L&W or any affiliated person thereof, securities or interests in properties previously acquired by the Investment Fund.

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in an Investment Fund’s offering materials of the possible extent of the dealings by such Investment Fund and any portfolio company with L&W or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. The community of interest among the Managing Members, the Members and L&W will serve to reduce the risk of abuse in transactions involving an Investment Fund and L&W or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

Applicants request an exemption from Section 17(d) to the extent necessary to permit an Investment Fund to engage in transactions in which an affiliated person of the Investment Fund or an affiliated person of such person participates as a joint or a joint and several participant with the Investment Fund. Applicants assert that strict compliance with Section 17(d) would, in many instances, force the Investment Fund to refrain from making an attractive investment simply because an affiliated person of the Investment Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same investment. Applicants are seeking an exemption from Section 17(d) to permit the Investment Fund to make an investment in an entity in which the Investment Fund or L&W, or any affiliated person of the Investment Fund or L&W, or an affiliated person of such person is a participant or plans concurrently or otherwise directly or indirectly to become a participant.

Joint transactions in which an Investment Fund could participate might include the following: (1) an investment by one or more Investment Funds in a security (a) in which L&W or an “affiliated person” thereof (including partners of L&W) or another Investment Fund is a participant or plans to become a participant or (b) with respect to which L&W or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees or other economic benefits or interests; (2) an investment by one or more Investment Funds in an investment vehicle sponsored, offered or managed by L&W or any affiliated person thereof; and (3) an investment by one or more Investment Funds in a security in which an affiliated person of such an Investment Fund, or an affiliated person of such person, is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.

Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters and have the same economic interest as all other Members. In addition, Applicants note that, in light of the Firm’s purpose of establishing the Funds so as to reward Eligible Investors and to attract highly qualified personnel to the Firm, the possibility is minimal that an affiliated party investor will enter into a transaction with a Fund with the intent of disadvantaging the Fund. Applicants believe that the possibility that a Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with the lockstep procedures described in condition 4 below.

Applicants suggest that strict compliance with Section 17(d) would cause an Investment Fund to forego investment opportunities simply because a Member, L&W or other affiliated persons of the Investment Fund or L&W also had or contemplated making a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The Investment Funds may be given the opportunity to co-invest with entities to which L&W provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Fund or L&W or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to L&W that the interests of its clients take priority over the interests of the Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden L&W’s clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of L&W that is not an affiliated person of L&W or the

Investment Fund is fundamentally different from such Investment Fund’s relationship to L&W and its affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by L&W and its affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of L&W or the Investment Fund who are clients of L&W.

Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicants request an exemption from the requirements, contained in Section 17(f) and in Rule 17f-1 promulgated thereunder, that the Investment Fund’s custodial agreement must be in writing and transmitted to the Commission. Because there is such a close association between L&W and the Applicants, requiring a written contract and transmission thereof to the Commission would unnecessarily burden Applicants and cause unnecessary expense to the Applicants. In addition, it is anticipated that many Investments will be represented by uncertificated securities, for which no custodian is needed. Any certificated securities will either be held in the locked office of the Administrator, in a safe deposit box maintained by a bank in the name of the Investment Fund or in a brokerage account in the name of the Investment Fund.

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph

(b) of the Rule may be achieved through safekeeping in the locked files of the Administrator in the Administrator’s office at L&W; (ii) for purposes of paragraph (d) of the Rule, (A) employees of L&W will be deemed employees of the Investment Funds, (B) the Administrator and the Managing Members of an Investment Fund will be deemed to be officers of such Investment Fund, and (C) the Managing Members of an Investment Fund will be deemed to be the board of directors of such Investment Fund; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two of the Managing Members. The Applicants expect that many of the Investment Funds’ Investments will be evidenced only by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated. Such instruments are most suitably kept in the files of the Investment Fund, where they can be referred to as necessary.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managing Members, regardless of whether any of them is deemed to be an interested person of the Funds. Each Managing Member will be an interested person of the Investment Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Managing Member who is not an “interested person.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Funds, and that any legal counsel for those disinterested directors be independent legal counsel.

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds. The Managing Members will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The Managing Members will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The Managing Members of an Investment Fund are the functional equivalent of the board of directors of an investment company. As stated above, the Managing Members appoint the person responsible for maintaining, and have access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Managing Members regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the Managing Members, Applicants believe that little purpose would be served by this requirement, even if it were feasible.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-l(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund and the Managing Members by virtue of their common economic interest in the Investment Fund and their common association with and interest in L&W. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. After the close of each fiscal year of the Investment Fund, the Managing Members shall prepare or cause to be prepared and distribute to each Member an annual report which may include financial statements. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, within 90 days after the end of each tax year of the Investment Fund or as soon as practicable thereafter, the Investment Fund will transmit to each Member a report indicating his or her share of the income or losses of the Investment Fund for federal income tax purposes for that year.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the Managing Members and any other persons who may be deemed to be members of an advisory board of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended, with respect to their ownership of Interests in the Investment Fund. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Securities Exchange Act of 1934 would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) the Managing Members of each Investment Fund will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, and (ii) because all Managing Members would be considered interested persons of the Investment Funds, approval by a majority in interest of the disinterested board members contemplated by Rule 38a-1 will not be obtained.

Conditions

The Applicants agree that the order will be subject to the following conditions:

1. Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Managing Members determine that: (a) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Administrator will record and preserve a description of such Section 17 Transactions, the findings of the Managing Members, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. In any case where purchases or sales are made from or to an entity affiliated with an Investment Fund by reason of a 5% or more investment in such entity by L&W, an L&W Entity or a L&W or L&W Entity’s partner or employee, such individual will not participate in the Managing Members’ determination of whether or not to effect the purchase or sale.

3. The Managing Members will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Managing Members will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) L&W and any L&W Entity; (c) a current or former partner, lawyer employed by or key administrative employee of L&W or an L&W Entity; (d) a company in which the Administrator, a Managing Member, L&W or an L&W Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by L&W or an affiliated person of L&W.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed or contemplated to be listed on a national securities exchange registered under section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (d) when the investment is comprised of securities that are national market system securities pursuant to Section 11A(a)(2) of the Exchange Act and Rule 11Aa2-1 thereunder; or (e) when the investment is comprised of securities (i) that meet the requirements of and are authorized as Nasdaq SmallCap Market securities by The Nasdaq Stock Market, Inc (“Nasdaq”), (ii) that have an average daily trading volume value over the last 60 calendar days of at least $1 million, and (iii) are issued by an issuer whose common equity securities have a public float value of at least $150 million.

5. An Investment Fund will send, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6. An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least two years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9, and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Amendment No. 4 to Application in its name and on its behalf have been taken. Each Applicant states that the person signing and filing this Amendment No. 4 to Application on behalf of such Applicant has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1, Exhibit A-2, Exhibit A-3, Exhibit A-4, and Exhibit A-5. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of each of the

Applicants is 355 South Grand Avenue, Los Angeles, California 90071 and further state that all communications or questions concerning this Amendment No. 4 to Application should be directed to:

Barton B. Clark, Esq.		Scott P. Klein, Esq.
Latham & Watkins LLP	and	Latham & Watkins LLP
555 Eleventh Street, N.W.		355 South Grand Avenue
Suite 1000		Los Angeles, California
Washington, D.C. 20004		90071
(202) 637-2200		(213) 485-1234

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9, Sections 36 through 53 and the Rules and Regulations thereunder. With respect to Sections 17 and 30 and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the application.

Dated: February 19, 2009

P.E. PARTNERS III, LLC

By:	/s/ Randall C. Bassett
Name: Randall C. Bassett
Managing Member

VP FUND INVESTMENTS 2004, LLC

By:	/s/ Edward Sonnenschein
Name: Edward Sonnenschein
Member of the Management Committee

VP FUND INVESTMENTS 2006, LLC

By:	/s/ Edward Sonnenschein
Name: Edward Sonnenschein
Member of the Management Committee

VP FUND INVESTMENTS 2008, LLC

By:	/s/ Edward Sonnenschein
Name: Edward Sonnenschein
Member of the Management Committee

Latham & Watkins LLP

By:	/s/ Mark E. Newell
Name: Mark E. Newell
Member of the Executive Committee

EXHIBIT INDEX

A-1.	Verification for P.E. Partners III, LLC

A-2.	Verification for VP Fund Investments 2004, LLC

A-3.	Verification for VP Fund Investments 2006, LLC

A-4.	Verification for VP Fund Investments 2008, LLC

A-5.	Verification for Latham & Watkins LLP

EXHIBIT A-1

The undersigned states that he or she has duly executed the attached Amendment No. 4 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated February 19, 2009 for and on behalf of P.E. Partners III, LLC; that he or she is a Managing Member for P.E. Partners III, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Randall C. Bassett
Randall C. Bassett
Managing Member

EXHIBIT A-2

The undersigned states that he or she has duly executed the attached Amendment No. 4 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated February 19, 2009 for and on behalf of VP Fund Investments 2004, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2004, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein
Edward Sonnenschein
Member of Management Committee

EXHIBIT A-3

The undersigned states that he or she has duly executed the attached Amendment No. 4 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated February 19, 2009 for and on behalf of VP Fund Investments 2006, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2006, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein
Edward Sonnenschein
Member of Management Committee

EXHIBIT A-4

The undersigned states that he or she has duly executed the attached Amendment No. 4 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated February 19, 2009 for and on behalf of VP Fund Investments 2008, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2008, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein
Edward Sonnenschein
Member of Management Committee

EXHIBIT A-5

The undersigned states that he or she has duly executed the attached Amendment No. 4 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated February 19, 2009 for and on behalf of Latham & Watkins, LLP; that he or she is a Member of the Executive Committee of Latham & Watkins, LLP; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Mark E. Newell
Mark E. Newell
Member of the Executive Committee

48